[BIOLIFE SOLUTIONS LOGO]



                             BIOLIFE SOLUTIONS, INC.



                                  ANNUAL REPORT
                                      2004

                                TABLE OF CONTENTS

SHAREHOLDERS' LETTER.......................................................    1
SELECTED FINANCIAL DATA....................................................    3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS......................................................    4
INDEPENDENT AUDITORS' REPORT...............................................    7
FINANCIAL STATEMENTS.......................................................    8
CORPORATE INFORMATION......................................................   22

                                                        [BIOLIFE SOLUTIONS LOGO]


TO OUR SHAREHOLDERS

BioLife has experienced notable developments that hold the promise of placing a secure foundation under the Company in support of a profitable future. One of our critical milestones was detailed in our May 2005 announcement of the Exclusive Private Label Agreement with VWR International, Inc. In addition, we continue to ramp sales upward, diversify our markets and establish a significant presence in the emerging Cell Therapy - Regenerative Medicine arena.

Before addressing our future, I believe you will find it of value to understand the course the Company (formerly Cryomedical Sciences, Inc. ("CMSI")) has followed since divestiture of its cryosurgical device assets in the summer of 2002 with the intent of developing a sole focus on its preservation solutions-based technology.

Following the divestiture, the Company had to sue the purchaser to realize the balance of the purchase price valued at approximately $1.88 million. Thus, BioLife entered 2003 with $67,000 cash on hand and residual CMSI debt of approximately $500,000. While our lawsuit progressed rather rapidly, BioLife faced a serious cash flow issue. We began the year without sufficient cash on hand to maintain the business. While a number of our principal investors generously provided bridge funds for an additional quarter in anticipation of a favorable court decision, the legal process extended when Endocare appealed the court's verdict in our favor.

We faced two options at that point - either tighten our belts in anticipation of a near term settlement or re-finance the Company. The employees chose the former and worked through a six-month period during which neither payroll was met nor employee expenses reimbursed for five of those six months. I mention this point as it reflects on the level of dedication of our staff, their belief in our technology and their commitment to the Company's success. Even with these sacrifices, by late autumn the legal appeal process continued, and we proceeded with an employee/investor structured Series G preferred stock financing.

With the addition of the settlement funds of $1.88 million received in March 2004, BioLife was able to clear itself of all critical debt and was positioned to move forward with building a successful company based on its novel cell and tissue preservation solutions. To set the stage for this growth, BioLife, in 2003, developed dozens of accounts, entered into supply and development agreements that provided a revenue base moving forward, registered with the FDA as a Class 2 medical device manufacturer, established an internal manufacturing capability, launched a series of national training workshops that served to accelerate the exposure of our technology, and had our products included in a number of FDA approved cell therapy-based IND's. The Company was successful in moving the sales of Hypothermosol(R) from $26,000 in 2002 to $147,000 in 2003 and to $316,000 in 2004. Our product sales in Q2 2005 were the highest ever. These numbers, while moving in the right direction, are modest and only provide a base from which we plan to grow.

In the spring of 2004, BioLife moved its headquarters and manufacturing to a newly remodeled facility. Previously, the Company was housed in incubator space on the campus of Binghamton University (SUNY).

With the establishment of a GMP-compliant manufacturing facility, the Company was positioned to aggressively pursue both strategic relationships and expand out technology into diverse clinical and non-clinical markets. Our partnership with VWR International provides for minimal sales of $7.4 MM over five-years in non-clinical markets for VWR to maintain exclusivity with the Company. The Company will manufacture under this dual-labeling agreement, share the non-clinical markets with VWR International while retaining exclusivity in the clinical marketplace. VWR has approximately 1400 sales staff in North America and Europe. We are working together closely to structure formal product launches on both continents and have begun shipments of product to Europe.

In addition, we have established a direct client base of nearly two hundred accounts, have our products included in numerous FDA approved INDs, have received FDA permission to label our products "For Human Cell and Tissue Preservation," and continue to expand our patent portfolio. With regard to the latter, the Company was issued a "methods and composition" patent by the U.S. Patent Office on July 26, 2005 which should provide an important extension of protection for our proprietary molecular biological-based preservation technology.

I am confident that the Company has the necessary technological and managerial assets necessary to sustain and grow the business and to establish marketplace dominance.


John G. Baust
President  & CEO

--------------------------------------------------------------------------------
"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995. The statements which are not historical facts contained in this Annual Report are forward-looking statements that involve risks and uncertainties, including, but not limited to the Company's relative success in increasing product sales and reducing expenses. Additional risks and uncertainties include variances in the demand for the Company's products due to customer, industry, and technological developments, as well as variances in the costs to produce such products. Such statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results, performance, and achievements may differ significantly from those discussed or implied in the forward-looking statements as a result of a number of known and unknown risks and uncertainties including, without limitation, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." In light of the significant uncertainties inherent in such forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the Company's objectives and plans will be achieved. Words such as "believes," "anticipates," "expects," "intends," "may," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The Company undertakes no obligation to revise any of these forward-looking statements.
--------------------------------------------------------------------------------

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                                                        [BIOLIFE SOLUTIONS LOGO]


                             SELECTED FINANCIAL DATA

The following tables summarize certain financial data which should be read in conjunction with the report of the Company's independent auditors and the more detailed financial statements and the notes thereto which appear elsewhere herein.

STATEMENT OF OPERATIONS DATA:

                                                                              Year ended December 31,
                                                -----------------------------------------------------------------------------------
                                                    2004              2003              2002             2001              2000
                                                    ----              ----              ----             ----              ----

Net sales ................................      $   626,709       $   605,511       $   848,791      $ 1,344,016       $ 1,189,505
Net income (loss) ........................         (743,162)       (1,824,368)          215,876       (4,410,257)       (2,771,927)
Net income (loss) per share ..............            (0.06)            (0.15)             0.02            (0.36)            (0.28)
Basic and diluted weighted average common
  shares used to compute net income (loss)
  per share ..............................       12,413,209        12,413,209        12,413,209       12,413,209         9,921,056


BALANCE SHEET DATA:

                                                                                         December 31,
                                                -----------------------------------------------------------------------------------
                                                    2004              2003              2002             2001              2000
                                                    ----              ----              ----             ----              ----

Total assets...............................     $   833,269       $ 2,963,911       $   313,846      $ 1,776,590       $ 3,988,819
Total liabilities..........................         220,310         1,607,790           868,097        1,465,824           360,265
Working capital............................         483,955         1,233,123          (711,965)        (614,626)        2,666,295
Stockholders' equity.......................         612,959         1,356,121          (554,251)         310,766         3,628,554

                             BIOLIFE SOLUTIONS, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

         The following discussion should be read in conjunction with the Company's financial statements and notes thereto set forth elsewhere herein. The discussion of the results from operations includes only the Company's continuing operations.

         BioLife has pioneered the next generation of preservation solutions designed to maintain the viability and health of cellular matter and tissues during freezing, transportation and storage. Based on the Company's proprietary bio-packaging technology and a patented understanding of the mechanism of cellular damage and death, these products enable the biotechnology and medical community to address a growing problem that exists today. The expanding practice of cell and gene therapy has created a need for products that ensure the biological viability of mammalian cell and tissue material during transportation and storage. The Company believes that the HypoThermosol(R), GelStor(TM) and CryoStor(TM) products it is selling today are a significant step forward in meeting these needs.

         The Company's line of preservation solutions is composed of complex synthetic, aqueous solutions containing, in part, minerals and other elements found in human blood, which are necessary to maintain fluids and chemical balances throughout the body at near freezing temperatures. The solutions preserve cells and tissue in low temperature environments for extended periods after removal of the cells through minimally invasive biopsy or surgical extraction, as well as in shipping the propagated material for the application of cell or gene therapy or tissue engineering. BioLife has entered into research agreements with several emerging biotechnology companies engaged in the research and commercialization of cell and gene therapy technology and has received several government research grants in partnership with academic institutions to conduct basic research, which could lead to further commercialization of technology to preserve human cells, tissues and organs.

         The Company currently markets its HypoThermosol(R), CryoStor(TM) and GelStor(TM) lines of solutions to companies and labs engaged in pre-clinical research, and to academic institutions.

YEAR ENDED  DECEMBER  31,  2004  COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

         Revenue for the year ended December 31, 2004 increased $21,198 or 4%, to $626,709, compared to $605,511 for the year ended December 31, 2003. Grant revenue for the year ended December 31, 2004 totaled $38,936, compared to $309,359 for the year ended December 31, 2003. This decrease was the result of the transition of grant related activities to Cell Preservation Services, Inc.
(CPSI) per a research agreement pursuant to which the Company outsourced to CPSI all BioLife research funded through SBIR grants. Consulting revenue declined as a result of scheduled completion of contracts. In addition, the Company earned $64,822 and $117,858 in management fees and facilities fees, respectively, as a result of the research agreement with CPSI (See Note 9 to the Financial Statements) in 2004. The shift of the Company's focus toward product sales resulted in a 115% increase in product sales over 2003.

         For the year ended December 31, 2004, the cost of product sales totaled $163,979 as compared to $109,387 for the year ended December 31, 2003. In 2003, the Company had more idle capacity resulting in a change in the gross margin on product sales from 25% to 48%.

         Expenses relating to research and development for the year ended December 31, 2004 decreased to $29,087, compared to $659,309 for the year ended December 31, 2003. The decrease in research and development expense was due primarily to the shift in focus away from grant related research activities toward product sales. The research agreement with CPSI enabled the Company to eliminate most expenses related to research and development as well as shift the focus toward product sales.

         For the year ended December 31, 2004, sales and marketing expense increased $45,415, or 22%, to $253,106, compared to $207,691 for the year ended December 31, 2003. The increase in sales and marketing expense was due to additional sales commissions earned with the increase in product sales in 2004 as well as an increase in advertising expenses in 2004 in the amount of $19,769.

         For the year ended December 31, 2004, general and administrative expense decreased $181,638, or 18% to $838,961, compared to $1,020,599 for the year ended December 31, 2003. This decrease was due to several

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                                                        [BIOLIFE SOLUTIONS LOGO]


factors including a decrease in legal fees of $47,675, or 29%, from 2003 as most legal expenses pertaining to the Endocare lawsuit were incurred in 2003. Accounting and consulting fees decreased substantially in 2004 as the Company hired a full time Controller to replace previously outsourced consultants.

         For the year ended December 31, 2004, operating expenses decreased $711,853, or 36% to $1,285,133, compared to $1,996,986 for the year ended
December 31, 2003. The Company reported a net loss of $(743,162) for the year ended December 31, 2004, compared to a net loss of $(1,303,368) for the year ended December 31, 2003. While revenue for the year ended December 31, 2004 increased $21,198 from the year ended December 31, 2003, the Company was able to reduce operating expenses significantly resulting in a net loss of $(743,162) in 2004 compared to a net loss of $(1,303,368) in 2003. This was due in large part to the reduction in research and development related expenses as the Company shifted its focus away from grant related research activities toward product sales. The research agreement with CPSI enabled the Company to eliminate most expenses related to research and development.

         At December 31, 2004, the Company had cash and cash equivalents of $531,684, compared to cash and cash equivalents of $787,904 at December 31, 2003. At December 31, 2004, the Company had a working capital surplus of $483,955, compared to a working capital surplus $1,233,123 at December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

         During 2004, our second full year of product sales, we financed our operations from the proceeds from the settlement with Endocare as well as proceeds from product sales, consulting fees, and management and facilities fees earned. Proceeds from the legal settlement totaled $1,887,474. Cash used by financing activities totaled $705,224 during the year and was comprised of principal payments on notes payable. As of December 31, 2004, we had cash and cash equivalents of $531,684 and total assets of $833,268.

         During the year ended December 31, 2004, net cash provided by operations was $515,104 as compared to net cash used by operating activities of $(854,228) for the year ended December 31, 2003. This was due in large part from receipt in 2004 of the legal settlement receivable of $1,871,945. In addition, the Company realized a net loss of $(743,162) in 2004 as compared to a net loss of $(1,303,368) in 2003. Accounts receivable (net) increased to $75,337 at December 31, 2004 from $34,851 at December 31, 2003. This increase was due primarily to the increase in product sales during 2004. Inventories increased to $94,319 at December 31, 2004 from $39,805 at December 31, 2003 as the Company began to utilize the new production facility to support the increase in product sales in 2004. Accounts payable decreased from $563,359 at December 31, 2003 to $85,037 at December 31, 2004 as the Company was able to pay off much of the outstanding debt upon receipt of the Endocare settlement. Similarly, accrued expenses and accrued salaries declined as liabilities were paid down from the receipt of the Endocare settlement.

         Net cash used in investing activities totaled $(65,800) during the year ended December 31, 2004, which resulted from purchase of property and equipment to support the new manufacturing facility. Net cash used in investing activities totaled $(11,219) during the year ended December 31, 2003 resulting from purchase of property and equipment during the year.

         Net cash used by financing activities totaled $(705,524) for the year ended December 31, 2004, and resulted from principal payments on notes payable. Net cash provided by financing activities totaled $1,586,233 for the year ended December 31, 2003. In 2003, net cash was provided by issuance of notes in the amount of $400,000 and issuance of preferred stock and warrants in the amount of $1,226,533. Principal payments on existing notes during the year totaled $40,300.

         During 2004, although the Company experienced a growth in product sales of 115% from 2003, the Company was not able to support its operating activities through sales of its products or contracted revenue sources. As a result, operations were funded primarily with proceeds from the settlement of the Endocare lawsuit. The Company maintains no line of credit or bank notes. In February 2004, the Company collected proceeds in the amount of $1,887,474 from its settlement of the Endocare lawsuit. With these proceeds, the Company was able to pay all outstanding note obligations as well as pay off a majority of the accrued liabilities.

         Strategies for 2005 and beyond include procuring multiyear agreements with manufacturing and distributing companies in an effort to establish additional revenue streams. In February 2004, the Company announced that it signed a multi-year supply agreement with Pittsboro, NC-based Hepatotech Inc., a privately-held manufacturer and distributor of hepatocytes (liver cells). Under the terms of the agreement, BioLife will sell Hepatotech its off-the-shelf HypoThermosol(R) and CryoStor(TM) preservation solutions to support Hepatotech's cell harvest and shipment services. The agreement with Hepatotech further expands the sales opportunities for BioLife's technology.

         In February 2004, the Company entered into a research agreement with Ann Arbor, MI-based Aastrom Biosciences, Inc., a company specializing in developing, manufacturing, and marketing tissue repair cells. Under the terms of the agreement, Aastrom will provide BioLife with cartilage biopsies and materials derived therefrom as are necessary to conduct the Research Program with the goal of providing solution formulations to Aastrom.

         The Company believes it has sufficient funds to continue operations in the near term. However, it may need to raise additional funds through additional financings, including private or public equity and/or debt offerings and collaborative research and development arrangements with corporate partners if our revenues are insufficient to meet our operating needs. Our future capital requirements will depend on many factors, including the ability to market and sell our product line, research and development programs, the scope and results of clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property, the status of competitive products, the maintenance of our manufacturing facility, the maintenance of sales and marketing capabilities, and the establishment of collaborative relationships with other parties.

                                                        [BIOLIFE SOLUTIONS LOGO]






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholders
BIOLIFE SOLUTIONS, INC.
Owego, New York


We have audited the accompanying Balance Sheets of BIOLIFE SOLUTIONS, INC. as of December 31, 2004 and 2003, and the related Statements of Operations, Comprehensive Income (Loss), Stockholders' Equity (Deficiency) and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIOLIFE SOLUTIONS, INC. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has been unable to generate sufficient income from operations to meet its operating needs and may not have sufficient liquidity to meet its financial obligations in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

[ARONSON & COMPANY SIG]

Rockville, Maryland
February 4, 2005

                             BIOLIFE SOLUTIONS, INC.
                                 BALANCE SHEETS

                                                                             December 31,         December 31,
                                                                                 2004                 2003
                                                                             ------------         ------------
ASSETS
Current assets
    Cash and cash equivalents                                                $    531,684         $    787,904
    Accounts receivables, trade, net of allowance for doubtful
       accounts of $13,500 at December 31, 2004                                    75,337               34,851
    Legal settlement receivable                                                        --            1,871,945
    Inventories                                                                    94,319               39,805
    Loan financing costs, net of accumulated amortization of $440,937
       and $334,529 at December 31, 2004 and 2003, respectively                        --              106,408
    Prepaid expenses and other current assets                                       2,925                   --
                                                                             ------------         ------------
        Total current assets                                                      704,265            2,840,913
                                                                             ------------         ------------

Property and equipment
    Leasehold improvements                                                         39,283                   --
    Furniture and computer equipment                                               39,760               36,486
    Manufacturing and other equipment                                             207,075              183,830
                                                                             ------------         ------------
Total                                                                             286,118              220,316
    Less: Accumulated depreciation and amortization                              (157,114)             (97,318)
                                                                             ------------         ------------
Net property and equipment                                                        129,004              122,998
                                                                             ------------         ------------

Total assets                                                                 $    833,269         $  2,963,911
                                                                             ============         ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                         $     57,010         $    495,963
    Accounts payable - related parties                                             28,027               67,396
    Accrued expenses                                                               12,426               83,422
    Accrued salaries                                                              122,847              255,485

    Notes payable - related parties                                                    --              650,000
    Notes payable - other                                                              --               55,524
                                                                             ------------         ------------
        Total current liabilities                                                 220,310            1,607,790
                                                                             ------------         ------------

Commitments and contingencies

Stockholders' equity
    Series F convertible preferred stock, $.001 par value; 12,000
       shares authorized, 12,000 shares issued and outstanding                         12                   12
    Series G convertible preferred stock, $.001 par value; 80
       shares authorized, 55 shares issued and outstanding                             --                   --
    Common stock, $0.001 par value; 25,000,000
       shares authorized, 12,413,209 shares issued and outstanding                 12,413               12,413
    Additional paid-in capital                                                 40,663,172           40,663,172
    Accumulated deficit                                                       (40,062,638)         (39,319,476)
                                                                             ------------         ------------

Total stockholders' equity                                                        612,959            1,356,121
                                                                             ------------         ------------

Total liabilities and stockholders' equity                                   $    833,269         $  2,963,911
                                                                             ============         ============

     The accompanying Notes to Financials Statements are an integral part of these financial statements

                                                        [BIOLIFE SOLUTIONS LOGO]


                             BIOLIFE SOLUTIONS, INC.
                            STATEMENTS OF OPERATIONS

                                                                    Years Ended
                                                                    December 31,
                                                           ------------------------------
                                                               2004              2003
                                                               ----              ----
Revenue
   Product sales                                           $    315,818      $    146,792
   Grant revenue                                                 38,936           309,359
   Consulting revenue                                            86,000           149,360
   Management fees, related party                                64,822                --
   Facilities fees, related party                               117,858                --
   Other                                                          3,275                --
                                                           ------------      ------------
Total revenue                                                   626,709           605,511
                                                           ------------      ------------

Operating expenses
   Product sales                                                163,979           109,387
   Research and development                                      29,087           659,309
   Sales and marketing                                          253,106           207,691
   General and administrative                                   838,961         1,020,599
                                                           ------------      ------------
Total expenses                                                1,285,133         1,996,986
                                                           ------------      ------------

Operating loss                                                 (658,424)       (1,391,475)
                                                           ------------      ------------

Other income (expense)
   Legal settlement income                                           --           214,672
   Interest income                                               27,103           128,202
   Interest expense - related parties                          (117,241)         (257,667)
   Interest expense - other                                          --              (300)
   Other income                                                   5,400             3,200
                                                           ------------      ------------
Total other income (expense)                                    (84,738)           88,107
                                                           ------------      ------------

Loss from operations before provision for income taxes         (743,162)       (1,303,368)
Provision for income taxes                                           --                --
                                                           ------------      ------------

Net Loss                                                       (743,162)       (1,303,368)
Series G preferred stock deemed dividend                             --           521,000
                                                           ------------      ------------
Net loss attributable to holders of common stock           $   (743,162)     $ (1,824,368)
                                                           ============      ============

Total basic and diluted net loss per common share
   attributable to holders of common stock:                $      (0.06)     $      (0.15)
                                                           ============      ============

Basic and diluted weighted average common shares used
   to compute net loss per share                             12,413,209        12,413,209
                                                           ============      ============

     The accompanying Notes to Financials Statements are an integral part of these financial statements

                             BIOLIFE SOLUTIONS, INC.
                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                      Years Ended
                                                                      December 31,
                                                              ----------------------------
                                                                  2004             2003
                                                                  ----             ----

Net loss                                                      $  (743,162)     $(1,303,368)
                                                              -----------      -----------
Recovery of previously recognized unrealized loss on
   marketable securities                                               --        1,434,263
                                                              -----------      -----------

Total other comprehensive income                                       --        1,434,263
                                                              -----------      -----------

Cash - end of year                                            $  (743,162)     $   130,895
                                                              ===========      ===========

     The accompanying Notes to Financials Statements are an integral part of these financial statements

                                                        [BIOLIFE SOLUTIONS LOGO]


                             BIOLIFE SOLUTIONS, INC.
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                        Convertible
                       Series F and G                                                            Accumulated       Total
                       Preferred Stock       Common Stock        Additional                         other       stockholders'
                      ---------------------------------------      paid-in      Accumulated     comprehensive      equity
                       Shares   Amount    Shares      Amount       capital        deficit            loss       (deficiency)
-----------------------------------------------------------------------------------------------------------------------------

Balance,               12,000    $12    12,413,209    $12,413    $38,362,695    $(37,495,108)    $(1,434,263)    $  (554,251)
January 1, 2003

Issuance of                --     --            --         --         47,589              --              --          47,589
  warrants for
  professional
  services

Issuance of                --     --            --         --        286,308              --              --         286,308
  warrants for loan
  financing costs

Issuance of                --     --            --         --         90,922              --              --          90,922
  warrants in lieu
  of cash
  compensation

Issuance of                55     --            --         --      1,354,658              --              --       1,354,658
  convertible
  Series G pref
  stock

Deemed dividend on         --     --            --         --        521,000        (521,000)             --              --
  Series G pref
  stock

Disposal of                --     --            --         --             --              --       1,434,263       1,434,263
  marketable
  securities

Net loss                   --     --            --         --             --      (1,303,368)             --      (1,303,368)
-----------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2003      12,055     12    12,413,209     12,413     40,663,172     (39,319,476)             --     $ 1,356,121

Net loss                   --     --            --         --             --        (743,162              --        (743,162)
-----------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2004      12,055    $12    12,413,209    $12,413    $40,663,172    $(40,062,638)    $        --     $   612,959
=============================================================================================================================

     The accompanying Notes to Financials Statements are an integral part of these financial statements

                             BIOLIFE SOLUTIONS, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                   Years Ended
                                                                                   December 31,
                                                                           ----------------------------
                                                                               2004             2003
                                                                               ----             ----
Cash flows from operating activiies:
     Net loss                                                              $  (743,162)     $(1,303,368)
Adjustments to reconcile net loss to net cash provided (used) by operating activities
     Depreciation                                                               59,796           45,935
     Amortization of loan financing costs                                      106,408          205,653
     Disposal of marketable securities                                              --        1,434,263
     Issuance of warrants and options for compensation, consulting and
         professional services                                                      --          138,511
Change in operating assets and liabilities:
     (Increase) decrease in
         Accounts receivable, trade                                            (40,487)           9,815
         Legal settlement receivable                                         1,871,945       (1,871,945)
         Inventories                                                           (54,514)         (39,805)
         Prepaid expenses and other current assets                              (2,925)          18,595
     Increase (decrease) in
         Accounts payable                                                     (438,953)         328,429
         Accounts payable - related parties                                    (39,369)          63,264
         Accrued expenses                                                      (70,996)         (22,379)
         Accrued salaries                                                     (132,639)         138,804
                                                                           -----------      -----------

Net cash used by operating activities                                          515,104         (854,228)
                                                                           -----------      -----------

Cash flows from investing activities
     Purchase of property and equipment                                        (65,800)         (11,219)
                                                                           -----------      -----------
Net cash provided (used) by investing activities                               (65,800)         (11,219)
                                                                           -----------      -----------

Cash flows from financing activities
     Proceeds from notes payable                                                    --          400,000
     Principal payments on notes payable                                      (705,524)         (40,300)
     Issuance of preferred stock and warrants                                       --        1,226,533
                                                                           -----------      -----------
Net cash provided (used) by financing activities                              (705,524)       1,586,233
                                                                           -----------      -----------

Net (decrease) increase in cash                                            $  (256,220)     $   720,786
Cash - beginning of year                                                       787,904           67,118
                                                                           -----------      -----------
Cash - end of year                                                         $   531,684      $   787,904
                                                                           ===========      ===========

Supplemental cash flow information
     Actual cash payments for:
         Interest - related parties                                        $    81,598      $        --
                                                                           ===========      ===========
         Interest - other                                                  $        --      $       300
                                                                           ===========      ===========

Noncash investing and financing activities
     Warrants issued for payment of loan financing costs                   $        --      $   286,308
                                                                           ===========      ===========
     Series G convertible preferred stock issued for accrued salaries      $        --      $   128,125
                                                                           ===========      ===========

    The accompanying Notes to Financials Statements are an integral part of these financial statements

                                                        [BIOLIFE SOLUTIONS LOGO]


                             BIOLIFE SOLUTIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

BioLife Solutions, Inc. ("BioLife" or the "Company") was incorporated in 1998 in Delaware as a wholly owned subsidiary of Cryomedical Sciences, Inc. ("Cryomedical"), a company that was engaged in manufacturing and marketing cryosurgical products. BioLife (a) provides contract-based services for the development of cryopreservation solutions and processes, and (b), based upon its patented HypoThermosol(R) platform technology, develops, manufactures and markets proprietary cryopreservation solutions that markedly improve the biological processing and preservation of cells and tissues.

In May 2002, Cryomedical implemented a restructuring and recapitalization program designed to shift its focus away from cryosurgery toward addressing preservation needs in the biomedical marketplace. On June 25, 2002, the Company completed the sale of its cryosurgery product line and related intellectual property assets to Irvine, CA-based Endocare Inc. (NASDAQ:ENDO). In the transaction, the Company transferred ownership of all of its cryosurgical installed base, inventory, and related intellectual property, in exchange for $2.2 million in cash and 120,022 shares of Endocare restricted common stock. In conjunction with the sale of Cryomedical's cryosurgical assets, Cryomedical's Board of Directors also approved merging BioLife into Cryomedical and changing its name to BioLife Solutions, Inc. In September 2002, Cryomedical changed its name to BioLife Solutions, Inc. and began to trade under the new ticker sybol, "BLFS" on the OTCBB. Subsequent to the merger, the Company ceased to have any subsidiaries.

In 2001, the Company was awarded a research grant from the National Institute of Health (the "NIH") for $804,014, titled, "Apoptosis Intervention in Cell and Organ Preservation." Portions of the funds from this grant were recognized in 2002 and 2003, matching research related to this grant carried out in 2002 and 2003, respectively. Furthermore, the Company was awarded a grant from NIH for $100,000, titled "Pro/Anti-Apoptotic Grant." Portions of the funds from this grant were recognized in 2002 and 2003, matching research related to this grant carried out in 2002 and 2003, respectively. In September 2003, the Company was awarded a research grant from the NIH for $177,000, titled "Improved Preservation of Suspended Cells." Portions of the funds from this grant were recognized in 2003 and 2004, matching research related to this grant carried out in 2003 and 2004. Total grant revenue recognized during the years ended December 31, 2004 and 2003 totaled $38,936 and $309,359, respectively.

During the first quarter of 2004, the Company discontinued applying for grants and now provides services to a related entity that has become the grant recipient. (See Note 9)

NET INCOME (LOSS) PER SHARE: Basic net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares plus dilutive common stock equivalents outstanding during the period. Anti-dilutive common stock equivalents are excluded. Common stock equivalents are stock options, warrants and convertible preferred stock.

CASH EQUIVALENTS: Cash equivalents consist primarily of interest-bearing money market accounts. The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains cash balances which may exceed Federally insured limits. The Company does not believe that this results in any significant credit risk.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

ACCOUNTS RECEIVABLE: Generally, the Company has had favorable experience in extending credit to a limited number of customers and the terms are usually short term. An allowance for uncollectible accounts is established when a specific account appears uncertain, even though the Company continues its collection efforts. Accounts considered uncollectible are charged against the established allowance.

LOAN FINANCING COSTS: Loan financing costs are amortized on a straight-line basis over the 12-month life of the related debt (See Note 6).

FIXED ASSETS: Furniture and equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the asset or the remaining term of the lease.

REVENUE RECOGNITION: Revenue from sales of products is recognized at the time of shipment. The Company recognizes revenue on cost plus fixed fee basis for grant funds received from various government agencies in the same period that expenses relating to the grants are incurred by the Company. Expenses related to grants are included in research and development expenses. Consulting revenue is recognized at the completion of milestones and/or according to specific terms within individual agreements. Management and facilities fees are recognized during the period in which the services are performed.

INCOME TAXES: The Company accounts for income taxes using an asset and liability method which generally requires recognition of deferred tax assets and liabilities for the expected future tax effects of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of differences between tax bases of assets and liabilities, and financial reporting amounts, based upon enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. The Company evaluates the likelihood of realization of deferred tax assets and provides an allowance where, in management's opinion, it is more likely than not that the asset will not be realized.

ADVERTISING: Advertising costs are expensed as incurred and totaled $19,769 for the year ended December 31, 2004. No advertising costs were incurred for the year ended December 31, 2003.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows companies to account for stock-based compensation either under the provision of SFAS 123 or under the provision of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as amended by FASB Interpretation No. 44, "Accounting for Certain Transaction Involving Stock Compensation (an Interpretation of APB Opinion No. 25)," but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation in accordance with the provision of APB 25. The following table illustrates the effect on loss attributable to holders of common stock and loss per share if the Company had applied the fair value recognition provisions of SFAS 123:

                                                  2004            2003
                                              ------------    ------------
Loss attributable to holders of
   common stock                                $(743,162)     $(1,824,368)
Compensation expense based on fair
   value, net of related tax effects              98,568          107,684
--------------------------------------------------------------------------
PRO FORMA LOSS
   ATTRIBUTABLE TO HOLDERS OF
   OF COMMON STOCK                             $(841,730)     $(1,932,052)
==========================================================================
Basic and diluted net loss per
   share attributable to holders of common
   stock as reported                           $   (0.06)     $     (0.15)
==========================================================================
   Pro forma                                   $   (0.07)     $     (0.16)
==========================================================================

Stock options and warrants granted to non-employees are accounted for in accordance with SFAS 123 and the Emerging Issues Task Force Consensus No. 96-18, "ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES," which requires the value of the options to be periodically re-measured as they vest over a performance period.

The fair value of each option/warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003: expected volatility of 63%; expected dividend yield of 0%; risk-free interest rate of 4.5% and expected lives of five to ten years, as applicable. No options or warrants were granted in 2004.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of the financial instruments included in the consolidated financial statements, except as otherwise discussed in the notes to financial statements, approximates their carrying value.

BUSINESS SEGMENTS: As described above, the Company's activities are directed in the field of hypothermic solutions. As of December 31, 2004 and 2003 this is the Company's only business segment.

                                                        [BIOLIFE SOLUTIONS LOGO]


RECLASSIFICATIONS:   Certain  reclassifications  have  been  made  in  the  2003 financial statements to conform to the 2004 presentation.

RECENT PRONOUNCEMENTS: In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be effective for the Company beginning with its fiscal year ending 2006. The adoption of this standard is not expected to have any material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions." This statement will not have any effect on the Company's financial positions, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets
- an amendment of APB Opinion No. 29." This statement amended APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this standard is not expected to have any material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment." This statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The statement establishes fair value as the measurement objective in accounting for share-based payment arrangements. The statement replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this statement will be effective for the Company beginning with its year ending December 31, 2006. Refer to the stock based compensation information presented earlier in this note for discussion of the methodology. The impact cannot be determined as the pronouncement only applies to grants made in 2006 and later.

NOTE 2 -  FINANCIAL CONDITION

The Company has been unable to generate sufficient income from operations in order to meet its operating needs. This raises doubt about the Company's ability to continue as a going concern.

On February 25, 2004, the Company settled its lawsuit with Endocare and collected $1,887,474 in damages, including interest and legal fees reimbursement (See Note 3). This settlement improved the Company's cash position and enabled it to pay many of its outstanding liabilities. The Company has focused on generating product sales in 2004 and will continue to focus on this in the future. However, the Company can make no assurances that it will be successful in generating adequate product sales to sustain itself. The Company may need to raise additional capital. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Other arrangements, if necessary to raise additional funds, may require the Company to relinquish rights to certain of its technologies, products, marketing territories or other assets. The failure to generate adequate product sales or raise additional capital when needed will have a significant negative effect on the Company's financial condition and may force the Company to curtail or cease its activities.

These financial statements assume that the Company will continue as a going concern. If the Company is unable to continue as a going concern, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

NOTE 3 -  SALE OF CRYOSURGICAL ASSETS

On June 25, 2002 the Company completed the sale of its cryosurgery product line and related intellectual property assets to Irvine, California-based Endocare, Inc. In the transaction, which was originally announced on May 29, 2002, the Company transferred ownership of all of its cryosurgical installed base, inventory, and related intellectual property, in exchange for $2,200,000 in cash and 120,022 shares of restricted Endocare common stock. Subsequent to closing, the Company initiated legal proceedings against Endocare, Inc., arising out of Endocare's failure to register the 120,022 shares of its stock (the "Stock"). In the lawsuit, the Company claimed damages of $1,648,935, comprising the proceeds that could have been realized had Endocare properly registered the Stock within the time frame set forth in the Registration Rights Agreement entered into between the parties. Endocare filed an answer and counterclaim, seeking damages of over $5,000,000 as a result of various alleged breaches by the Company of the Asset Purchase Agreement entered into between the parties. Trial in this matter began on March 31, 2003 and concluded on April 3, 2003. On October 10, 2003, the Court issued a Final Order and Judgment in favor of the Company in the amount of $1,648,935 plus prejudgment interest. On February 25, 2004, the Company collected $1,887,474 from Endocare for damages, interest, and legal fees.

NOTE 4 -  INVENTORIES

Inventories consist of the following at December 31, 2004 and 2003:

                        2004        2003
                      -------     -------

Raw materials         $46,340     $20,309
Finished goods         47,979      19,496
------------------------------------------
TOTAL                 $94,319     $39,805
==========================================

NOTE 5 - LEGAL SETTLEMENT RECEIVABLE

The Company classifies its marketable securities as "available-for-sale" as defined under Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 2002, the Company's marketable securities consisted of 120,022 shares of Endocare restricted common stock that were received in connection with the sale of Cryosurgical assets (See
Note 3). Pursuant to the terms of the sale, Endocare was required to have filed a registration statement with the SEC covering the sale of the shares by September 22, 2002, thereby removing the restriction. The registration statement was never filed. As a result, the Company engaged in litigation in connection with such failure to file the registration statement (See Note 3). Given the lack of marketability due to the restriction, the uncertainty of pending litigation against Endocare and the significant decline of Endocare's stock price, the Company considered the value of the securities to have temporarily declined at December 31, 2002, and recorded an unrealized loss of $1,434,263 in the Statement of Comprehensive Loss for the year then ended. On October 10, 2003, the Company was awarded $1,648,935 plus accrued interest and the ability to petition the Court for its reasonable legal fees. On February 25, 2004, the Company settled all of its claims against Endocare, including legal fees, and collected $1,887,474 from Endocare for damages, legal fees, and interest though the date of settlement. In addition, the Company surrendered the 120,022 shares back to Endocare. Accordingly, at December 31, 2003, the Company recorded a receivable for $1,871,945 for the settlement and the previously recorded unrealized loss of $1,434,263 was removed from other comprehensive loss.

NOTE 6 - NOTES PAYABLE

At December 31, 2004 and 2003, notes payable consisted of the following:

                                                         2004         2003
                                                       --------     --------

NOTES PAYABLE - RELATED PARTIES:
Note payable to stockholder, unsecured, bearing
   interest at 10%,  due April 2004. The note
   granted a warrant to the payee to purchase
   1,000,000 shares of common stock at $0.25 per
   share (subsequently changed to $0.08), as
   additional consideration for the loan (See
   Note 8)                                             $     --     $250,000

Note payable to stockholder, unsecured, bearing
   interest at 10%, due March 2004. The note
   granted a warrant to the payee to purchase
   500,000 shares of common stock at $0.08 per
   share, as additional consideration for the loan
   (See Note 8)                                              --      100,000

Note payable to stockholder, unsecured, bearing
   interest at 10%, due May 2004. The note
   granted a warrant to the payee to purchase
   500,000 shares of common stock at $0.08 per
   share, as additional consideration for the loan
   (See Note 8)                                              --      100,000

Note payable to stockholder, unsecured, bearing
   interest at 10%, due May 2004. The note
   granted a warrant to the payee to purchase
   250,000 shares of common stock at $0.08 per
   share, as additional consideration for the loan
   (See Note 8)                                              --       50,000

Note payable to stockholder, unsecured, bearing
   interest at 10%, due May 2004. The note
   granted a warrant to the payee to purchase
   750,00 shares of common stock at $0.08 per
   share, as additional consideration for the loan
   (See Note 8)                                              --      150,000
----------------------------------------------------------------------------
TOTAL NOTES PAYABLE
      - RELATED PARTIES                                      --      650,000

NOTES PAYABLE - OTHER:
Note payable to equipment vendor, unsecured,
   noninterest bearing, payable in monthly
   installments of $10,000, due October 2003
   The Company is currently in default on the
   note                                                      --       55,524
----------------------------------------------------------------------------
TOTAL NOTES PAYABLE                                    $     --     $705,524
============================================================================

                                                        [BIOLIFE SOLUTIONS LOGO]


NOTE 7 -  INCOME TAXES

Income tax (benefit) reconciled to tax calculated at statutory rates is as follows:

                                                    2004           2003
                                                 ---------      ---------

Federal taxes (benefit) at statutory rate        $(252,675)     $(443,145)
State income taxes (benefit), net of federal
   expense/benefit                                 (36,787)       (60,216)
Expiration of net of operating loss
   carryforwards                                   183,758             --
Expiration of tax credits                           20,000             --
Change in valuation allowance                       83,424        523,537
Other                                                2,280        (20,176)
-------------------------------------------------------------------------

PROVISION FOR INCOME TAXES, NET                  $      --      $      --
=========================================================================

The components of the deferred tax asset at December 31, 2004 and 2003, are as follows:

Net operating loss carryforwards               $14,043,789    $13,972,330
Tax credits                                        697,000        717,000
Accrued Compensation                                44,137         19,026
-------------------------------------------------------------------------
Total                                           14,784,926     14,708,356

Deferred tax liabilities, depreciation              (2,884)        (9,738)

Less: Valuation allowance                      (14,782,042)   (14,698,618)
-------------------------------------------------------------------------

NET DEFERRED TAX ASSET                         $        --    $        --
=========================================================================

The Company provides a valuation allowance for deferred tax assets when, in its opinion, is more likely than not that they will not be realized.

The Company has the following net operating loss and research and development (R&D) tax credit carryforwards available at December 31, 2004:

                                            R&D
        Year of        Net Operating        Tax
       Expiration          Losses         Credits
     --------------   --------------  --------------
          2005             1,747,000          42,000
          2006             2,523,000          88,000
          2007             4,505,000         125,000
          2008             5,893,000         150,000
          2009             1,431,000         114,000
          2010             1,562,000         145,000
          2011             5,277,000          33,000
          2012             1,570,000              --
          2013             1,425,000              --
          2014             1,234,000              --
          2020             2,849,000              --
          2021             4,168,000              --
          2023             1,217,000              --
          2024               655,000              --
     -----------------------------------------------
       TOTAL             $36,056,000       $ 697,000
     ===============================================

In the event of a significant change in the ownership of the Company, the utilization of such loss and tax credit carryforwards could be substantially limited.

NOTE 8 -  STOCKHOLDERS' EQUITY

The Company has granted options and warrants to consultants and others who have provided services to the Company at an exercise price per share not less than the market price of the common stock on the date of grant. The expiration of such options and warrants range from one to ten years with various vesting arrangements.

PREFERRED SERIES F STOCK: In October 2001, the Company completed a private placement of 5,000 Units, raising approximately $1,000,000. Each Unit was priced at $200.01 and consisted of two shares of Series F convertible preferred stock, convertible into 800 shares of common stock, and one warrant to purchase 400 shares of common stock at $0.375 per share, on or before October 2006. The Company retained an advisor to assist the Company in finding qualified investors to purchase the Units. The Advisor was entitled to a finder's fee equal to 10 percent of the monies received by the Company, payable in Units valued at $200.01 per Unit. The Advisor was also entitled to a cash fee of 7 percent with respect to the monies received by the Company upon exercise of the warrants. The Units were placed with investors in the United States and Europe, and the sales of the Units were exempt from Registration under the Securities Act pursuant to Rule 506 of Regulation D and Rule 903 of Regulation S.

In December 2001, the Company received an additional $200,000 after completing a private placement of an additional 1,000 Units under the same terms as the Units issued in October 2001.

In connection with the private placement of Units in 2001, the Company issued warrants to purchase 240,000 shares of the Company's common stock to the Advisor.

The key rights of the Series F convertible preferred stock, par value $0.001, issued in the Unit financing include the following:

Dividends - Series F preferred stockholders are entitled to annual cumulative dividends at the rate of $10.00 per share payable in the Company's common stock. The number of common shares to be issued for dividend purposes is based upon the market value of the common stock on the date such dividends are declared. No dividends were declared or paid during 2004 and 2003 on the preferred stock. The Series F preferred is adjusted for dividends paid to common stockholders so that each preferred stockholder will receive the same number of shares of common stock which the stockholder would have owned or been entitled to receive before the dividend. At December 31, 2004 and 2003 dividends in arrears on the cumulative preferred stock were $390,000 and $270,000, respectively.

Conversion Rights - Each Series F preferred share is convertible, at any time, into 400 shares of common stock. In the event the closing price for the common stock is $0.75 or greater for 10 consecutive trading days, the Series F preferred stock shall automatically be converted into common stock at 400 shares of common stock for each share of preferred stock.

Voting Rights - The Series F preferred stock has full voting rights on all matters that holders of common stock are entitled to vote and are entitled to one vote for each share of common stock into which the Series F preferred stock held is convertible. In the event of a proposed dissolution, liquidation or winding up of the Company, or a sale of all or substantially all of the assets of the Company (other than in connection with a consolidation or merger), the affirmative vote of the holders of at least two thirds of the outstanding shares of Series F preferred stock is required.

Senior Ranking - The Company may not issue a security with rights and preferences that are senior to those of the holders of Series F preferred stock. Series F preferred stock and Series G preferred stock are equal in their seniority.

Liquidation Preference - In the event of any liquidation, dissolution, or winding up of the Company, the Series F preferred stockholders are entitled to receive, before any distribution to any other class of stock ranking junior to the Series F preferred stock, liquidating distribution in the amount of $150.00 per share and all unpaid dividends.

PREFERRED SERIES G STOCK: In December 2003, the Company completed a private placement of 55.125 Units, raising $1,226,533 in cash, net of issuance costs of $23,467 and $128,125 as payment of accrued salaries to certain employees. Each Unit was priced at $25,000 and consisted of one share of Series G convertible non-redeemable preferred stock, convertible into 312,500 shares of common stock, and one warrant to purchase 312,500 shares of common stock at $0.08 per share, on or before October 2013. The Units were placed with investors in the United States and Europe, and the sales of the Units were exempt from Registration under the Securities Act pursuant to Rule 506 of Regulation D and Rule 903 of Regulation S.

In connection with the issuance of the Series G preferred stock, the Company has recorded a deemed dividend of $521,000 in accordance with the accounting requirements for a beneficial conversion feature. The proceeds received in the Series G offering were first allocated between the convertible instrument and the Series G warrant on a relative fair value basis. A calculation then was performed to determine the difference between the effective conversion price and the fair market value of the Common Stock at the date of issuance.

The key rights of the Series G convertible preferred stock, par value $0.001, issued in the Unit financing include the following:

Dividends - Series G preferred stockholders are entitled to annual cumulative dividends at the rate of $1,875 per share payable at the option of the Company in cash or shares of common stock. The number of common shares to be issued for dividend purposes is based upon the average market value of the common stock for the thirty calendar days immediately prior to the date such dividends are declared. No dividends have been declared or paid on the preferred stock. At December 31, 2004 and 2003 dividends in arrears on the cumulative preferred stock were $113,821 and $10,462, respectively.

Conversion Rights - Each Series G preferred share is convertible, at any time, into 312,500 shares of common stock and the Company will reserve authorized and unissued shares of common stock in the event of conversion. The conversion ratio is subject to equitable adjustment for stock splits, stock dividends, combinations or similar transactions.

                                                        [BIOLIFE SOLUTIONS LOGO]


Voting Rights - The Series G preferred stock has full voting rights on all matters that holders of common stock are entitled to vote and are entitled to one vote for each share of common stock into which the Series G preferred stock held is convertible. In the event of a proposed dissolution, liquidation or winding up of the Company, or a sale of all or substantially all of the assets of the Company (other than in connection with a consolidation or merger), the affirmative vote of the holders of at least two thirds of the outstanding shares of Series G preferred stock is required.

Senior Ranking - The Company may not issue a security with rights and preferences that are senior to those of the holders of Series G preferred stock. Series G preferred stock and Series F preferred stock are equal in their seniority.

Liquidation Preference - In the event of any liquidation, dissolution, or winding up of the Company, the Series G preferred stockholders are entitled to receive, before any distribution to any other class of stock ranking junior to the Series G preferred stock, liquidating distributions in the amount of $25,000 per share and all unpaid dividends.

WARRANTS: In August 2003, the Company issued to Breslow & Walker, LLP (Breslow), the Company's general counsel, and de Greef & Partners, LLC (deGreef), a consultant for the Company, five-year warrants, to purchase 282,910 and 252,500 shares, respectively, of the Company's common stock at $0.08 per share for professional services rendered. The Company recorded additional paid-in capital of $47,589 and $139,677, respectively, to reflect the fair market value of the warrants issued and recorded a corresponding expense in the Company's Statement of Operations.

In connection with the issuance of 12-month promissory notes in March and May 2003, the Company issued four separate five-year warrants to purchase an aggregate of 2,000,000 shares of the Company's common stock at $0.08 per share. The Company recorded additional paid in capital of $211,713 to reflect the fair market value of the warrants issued. In addition, as a consideration for receiving a one-year extension for a note payable originally maturing in March 2003, the Company reduced the exercise price of the warrant, issued with the note in March 2002, from $0.25 to $0.08. The Company recorded additional paid in capital of $74,595 to reflect the fair market value of the change in exercise price of the warrant.

In August 2003, the Company issued six separate five-year warrants valued at $90,922 to purchase an aggregate of 1,022,885 shares of the Company's common stock at $0.08 per share to employees as a payment of accrued payroll liabilities for services performed.

The following table summarizes warrant activity for the years ended December 31, 2004 and 2003:

                                    Year Ended                Year Ended
                                 December 31, 2004         December 31, 2003
                               -----------------------   ----------------------
                                            Wgtd. Avg.               Wgtd. Avg.
                                             Exercise                 Exercise
                                 Shares        Price       Shares       Price
-------------------------------------------------------------------------------
Outstanding at beginning
   of year                     27,268,858     $ 0.20      6,484,000     $0.61
Granted                                --         --     20,784,858     $0.08
Cancelled                          (2,000)    $(2.00)            --        --
-------------------------------------------              ----------
Outstanding at end
   of year                     27,266,858     $ 0.20     27,268,858     $0.20
===========================================              ==========
Warrants exercisable at
   year end                    27,266,858     $ 0.20     27,268,858     $0.20
===========================================              ==========

STOCK COMPENSATION PLANS: The Company's 1988 Stock Option Plan was approved and adopted by the Board of Directors in July 1988 and had a term of ten years. The plan expired in 1998. The options are exercisable for up to ten years from the grant date.

During 1998, the Company adopted the 1998 Stock Option Plan. Under the plan, an aggregate of 4,000,000 shares of common stock are reserved for issuance upon the exercise of options granted under the plan. During 2004, the Board of Directors approved an increase in the number of shares available for issuance to 7,500,000 shares. The increase is subject to shareholder approval at the shareholder's meeting to be held in 2005. The purchase price of the common stock underlying each option may not be less than the fair market value at the date the option is granted (110% of fair market value for optionees that own more than 10% of the voting power of the Company). The options are exercisable for up to ten years from the grant date. The plan expires August 30, 2008.

The following is a summary of stock option activity under the plans for 2004 and 2003, and the status of stock options outstanding and available under the plans at December 31, 2004 and 2003:

                                     Year Ended                Year Ended
                                  December 31, 2004         December 31, 2003
                               -----------------------   -----------------------
                                            Wgtd. Avg.               Avg.  Wgtd.
                                             Exercise                 Exercise
                                 Shares       Price        Shares       Price
                               -------------------------------------------------
Outstanding at beginning       4,176,000     $  0.49     4,216,000     $ 0.49
    of year
Granted                               --          --            --         --
Cancelled                        (20,000)     (10.63)      (40,000)     (1.25)
--------------------------------------------------------------------------------
Outstanding at end of year     4,156,000     $  0.44     4,176,000     $ 0.49
================================================================================

Stock options exercisable
    at year end                2,906,000     $  0.52     2,376,000     $ 0.66
================================================================================

The following table summarizes information about stock options outstanding at December 31, 2004:

                                           Weighted
                       Number               Average          Weighted
   Range of          Outstanding           Remaining         Average
   Exercise          at December          Contractual        Exercise
    Prices            31, 2004                Life            Price
------------------------------------------------------------------------

    $0.25             3,400,000               7.05            $0.25
     1.25               741,000               3.91             1.25
     2.50                15,000               2.11             2.50
------------------------------------------------------------------------

                      4,156,000               6.47            $0.44
========================================================================

The Company has 25,000,000 shares of authorized common stock at December 31, 2004 and 2003, of which 12,413,209 shares are issued. During 2003, the Board of Directors approved an increase in the authorized shares from 25,000,000 to 100,000,000 subject to shareholders' approval. At December 31, 2004, there are 53,449,421 of common stock that could be issued upon the conversion/exercise of stock warrants, options and convertible preferred stock. The following table summarizes the potential shares to be issued upon conversion/exercise of the above instruments:

Series F preferred stock                                  4,800,000
Series G preferred stock                                 17,226,563
Common stock options                                      4,156,000
Common stock warrants                                    27,266,858
-------------------------------------------------------------------

TOTAL                                                    53,449,421
===================================================================

On December 27, 2004, the Board of Directors approved the granting of options to certain employees and consultants for the purchase of 910,000 shares of common stock at $.08 per share with 50% of the options vesting immediately and the balance vesting in 12 months. The options are subject to shareholder approval of increasing the Company's authorized stock as noted above.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company incurred $80,118 and $79,000 in legal fees during the years ended December 31, 2004 and 2003, respectively, for services provided by a law firm in which Howard S. Breslow, a director and stockholder of the Company, is a partner. For the year ended December 31, 2003, the Company also issued 282,910 warrants exercisable at $0.08 per share as partial consideration for services rendered by the related party. At December 31, 2004 and 2003, accounts payable includes $28,027 and $67,396, respectively, due to the related party.

On March 15, 2004, the Company entered into a three year research agreement (the "Agreement") with Cell Preservation Services, Inc. ("CPSI") to outsource to CPSI all of the Company's research that was funded through SBIR grants. CPSI is owned by a former employee of BioLife, who is also the son of the Chief Executive Officer of the Company. The Research Agreement established a format pursuant to which CPSI (a) took over the processing of existing applications of SBIR grants applied for by BioLife, (b) applied for additional SBIR grants for future research projects, (c) performed a substantial portion of the principal work to be done, in terms of (i) time spent, and (ii) research, in connection with existing and future projects, and (d) utilize BioLife personnel as consultants with respect to the research. In conjunction therewith, BioLife granted to CPSI a non-exclusive, royalty free license (with no right to sublicense) to use BioLife's technology solely for the purpose of conducting the research in connection with the projects. Pursuant to the Research Agreement, BioLife provides CPSI with (a) facilities in which to conduct the research, including basic research equipment and office equipment, and (b) management services. During the year ended December 31, 2004, the Company recognized $117,858 and $64,822 for facilities and management services, respectively. At December 31, 2004, the Company was due $2,290 from CPSI.

In January 2004, BioLife signed a 3 year lease with Field Afar Properties, LLC whereby BioLife leases 6,161 square feet of office, laboratory, and manufacturing space in Owego, NY at a rental rate of $6,200 per month. Renovation of the new facility was completed in April 2004. The Company's Chief Executive Officer is a partial owner of Field Afar Properties, LLC.

                                                        [BIOLIFE SOLUTIONS LOGO]


See Note 8 for other related party financing transactions.


NOTE 10 - COMMITMENTS

LEASES: The Company leases equipment as lessee,  under operating leases expiring
on  various  dates  through  2005.  The  leases  require  monthly   payments  of
approximately $2,340.

The following is a schedule of future minimum lease payments required under the operating leases:

  Year Ending                     Office
  December 31     Equipment      (Note 9)       Total
-------------------------------------------------------
     2005         $  14,273      $  74,400     $ 88,673
     2006                --         74,400       74,400
     2007                --         12,400       12,400
-------------------------------------------------------
TOTAL             $  14,273      $ 161,200     $175,473
=======================================================

Rental expense for facilities and equipment operating leases for the years ended December 31, 2004 and 2003, totaled $86,647 and $51,014, respectively.

EMPLOYMENT AGREEMENT: The Company has an employment agreement with the CEO of the Company which expires in June 2005, and is renewable for an additional year. The agreement provides for certain minimum compensation per month and incentive bonuses at the discretion of the Board of Directors. The officer received incentive stock options to purchase shares of the Company's common stock, which are included in the table in Note 8.

NOTE 11 - CONCENTRATION OF RISK

SIGNIFICANT CUSTOMERS: Sales to individual customers representing more than 10% of total revenues totaled approximately $396,000 and $84,000 in 2004 and 2003, respectively. These amounts represent sales to three customers in 2004 and one customer in 2003. Of the $396,000 in 2004, approximately $197,000 was derived from management fees, facilities fees, and product sales to CPSI, a related party (See Note 9). Pursuant to the Research Agreement BioLife provides CPSI with (a) facilities in which to conduct the research including basic research equipment and office equipment, and (b) management services. During the year ended December 31, 2004, the Company recognized $117,858 and $64,822 for facilities and management services, respectively.

At December 31, 2004, three customers accounted for approximately 85% of total accounts receivable, and at December 31, 2003, three customers accounted for approximately 71% of total accounts receivable.

                                                        [BIOLIFE SOLUTIONS LOGO]


CORPORATE INFORMATION

EXECUTIVE OFFICES
171 Front Street
Owego, NY  13827

DIRECTORS AND EXECUTIVE OFFICERS

John G. Baust
President, Chief Executive Officer and Director

Howard S. Breslow, Esq.
Director, Secretary

Roderick de Greef
Director

Thomas Girschweiler
Director


AUDITORS

Aronson & Company
Certified Public Accountants
700 King Farm Boulevard
Rockville, MD  20850


LEGAL COUNSEL

Breslow & Walker, LLP
767 Third Avenue
New York, NY  10017


TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY  10038


STOCK LISTING

The Common Stock trades on the OTC Bulletin Board under the symbol "BLFS." The following table sets forth the high and low closing prices for the Common Stock for the periods indicated.

QUARTERLY COMMON STOCK DATA
HIGH AND LOW BID

------------------------------------------------
FISCAL 2004               HIGH              LOW
------------------------------------------------
1st Quarter              $0.24             $0.08
2nd Quarter              $0.23             $0.14
3rd Quarter              $0.19             $0.13
4th Quarter              $0.14             $0.07

------------------------------------------------
FISCAL 2003               HIGH              LOW
------------------------------------------------
1st Quarter              $0.17             $0.11
2nd Quarter              $0.22             $0.11
3rd Quarter              $0.15             $0.08
4th Quarter              $0.18             $0.08


         The above quotations represent prices between dealers, do not include retail mark-ups, markdowns, or commissions and do not necessarily reflect actual transactions.

         As of July 30, 2005 there were approximately 549 holders of record of Common Stock. Since many shares are registered in street name, the number of beneficial owners is considerably higher.

         The Company has never paid cash dividends on its Common Stock. Payment of dividends, if any, will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements, and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings, if any, in order to finance its business.

FORM 10-KSB

Copies of the Company's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission (exclusive of exhibits) may be obtained, without charge, by writing to:

         BIOLIFE SOLUTIONS, INC.
         171 FRONT STREET
         OWEGO, NY  13827
         ATTN:  DR. JOHN G. BAUST